American Fidelity

Assurance Company

9000 Cameron Parkway	Oklahoma City, Oklahoma 73114

403(b) Plan Loan Rider

The policy this rider is attached to is amended as follows:

After the first Policy Year, we may make a loan to you at any time before annuity payments begin. Only one outstanding loan is permitted at any given time. The security for the loan will be held in the Guaranteed Interest Account that will be designated as loan collateral.

A loan cannot exceed the lesser of $50,000 or one-half of the Account Value. If you have had a loan under this policy, another 403(b) plan or a qualified retirement plan during the last twelve months, the $50,000 limit may be reduced. The reduction will be the highest loan balance owed during this one year period. If you currently have a 403(b) Plan loan in a default status, you will not be eligible for another loan.

The minimum loan will be $1,000. We may change the minimum loan amount at our discretion.

Loan interest will be at an annual rate of 5.0%. While there is an outstanding loan, the Guaranteed Interest Account that has been designated as loan collateral will earn interest at the guaranteed rate.

Loan payments will be at the times set forth in the loan agreement, not to extend beyond five years. Additionally, the loan may be repaid in full or in part at any time. However, if a loan payment is not made within 90 days of a payment due date, the outstanding loan balance which is equal to the principal plus interest, will become due and payable. If not repaid, the loan balance plus interest will be considered in default and will be treated as taxable income for the tax year of the default. Satisfaction of any unpaid loan balance plus interest will occur when you qualify for a Plan distribution under the federal tax guidelines. If the loan is in default and you do not yet qualify for a distribution to satisfy the outstanding loan balance, the loan will continue to accumulate interest. Any amounts that may become taxable will be reported as Plan distributions and will be subject to income tax and tax penalties, if applicable.

There are special repayment guidelines available to you for personal or military leave. You should contact us for assistance if a leave of absence is anticipated.

If you are eligible for a distribution and the entire Cash Value is withdrawn while there is an outstanding loan, the Cash Value will be reduced by the loan balance and the Withdrawal Charge. Upon your death, the Beneficiary will receive the death benefit reduced by the loan balance. If annuity payments begin while there is an outstanding loan, the Account Value will be reduced by any remaining loan balance.

This rider shall not change any other provisions of this policy.

The effective date of this rider is the policy Issue Date.

AAMD-44